UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): February 4, 2008

PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers

The Board of Directors of Parkway Properties, Inc. (the "Company") announced that J. Mitchell Collins has been appointed as Executive Vice President, Chief Financial Officer and Secretary of the Company, effective March 1, 2008. A copy of the press release announcing such appointment is attached hereto as Exhibit 99. In connection with the appointment of Mr. Collins, Mandy M. Pope, the Company's Senior Vice President and Controller will relinquish her role as interim Chief Financial Officer.

Mr. Collins, age 39, joins the Company from Equity Inns, Inc. (NYSE: ENN), a real estate investment trust, where he was Executive Vice President and Chief Financial Officer. Prior to joining Equity Inns in 2004, Mr. Collins was Executive Vice President and Chief Financial Officer at ResortQuest International, Inc. (NYSE: RZT), a resort property management company. From 1990 to 2000, Mr. Collins was with Arthur Anderson LLP and served on its U.S. Hospitality Team. Mr. Collins is a graduate of the University of Mississippi with a Bachelors of Science degree in Accounting. He received a Masters of Business Administration from the Owen Graduate School of Management at Vanderbilt University.

Mr. Collins will be paid an annual base salary of $260,000 and will be eligible to participate in the Company's 2008 cash incentive bonus program (described in the Company's Form 8-K filed January 16, 2008) with a maximum bonus of 50% of his base salary for achievement of individual and Company performance goals. If approved by the Board, Mr. Collins will receive an award of 2,600 time-based restricted shares that will vest four years from the date of grant in addition to 875 performance-based restricted shares that will vest on January 10, 2009 if the performance target set by the Compensation Committee in connection with GEAR UP Plan is met.

Item 9.01 Financial Statements and Exhibits.

      (d)   Exhibits

          99   Press release dated February 5, 2008

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 5, 2008

                            PARKWAY PROPERTIES, INC.

                            By: /s/ Mandy M. Pope
                                Mandy M. Pope
                                Interim Chief Financial Officer,
                                Senior Vice President and Controller